Evoke Pharma, Inc.

420 Stevens Avenue, Suite 230

Solana Beach, CA 92075

September 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Evoke Pharma, Inc.

Registration Statement on Form S-3

File No. 333-281840

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Evoke Pharma, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on September 6, 2024, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours,

EVOKE PHARMA, INC.

By: /s/ Matthew J. D’Onofrio

Matthew J. D’Onofrio

Chief Executive Officer

cc: Mark Kowieski, Evoke Pharma, Inc.

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Anthony A. Gostanian, Latham & Watkins LLP

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